BRITISH AMERICAN TOBACCO


03045565

GC/KC/1000211567

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

**Alan F. Porter**
*Company Secretary*

Tel +44 (0)20 7845 1507
Fax +44 (0)20 7845 2189
www.bat.com

19 December 2003

FILE No.
82 • 33

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
DEC 29 2003
WASH. D.C. 187 SECTION

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose an announcement that was filed with the London Stock Exchange yesterday.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

G.C W Cunnington
Assistant Secretary

Attached: Italian competition authority gives British American Tobacco clearance to acquire ETI S.p.A.



BRITISH AMERICAN
TOBACCO

www.bat.com

*news release*


FILE No.
82 - 33

**For immediate release: Thursday 18 December 2003**

**The Italian competition authority gives British American Tobacco clearance to acquire ETI S.p.A**

British American Tobacco was today given regulatory approval by the Italian Competition Authority, subject to one condition, to acquire ETI SpA. The deal is expected to complete before the end of the year.

On 16 July 2003 British American Tobacco won the auction to acquire Ente Tabacchi Italiani S.p.A. (ETI), the State tobacco company, for €2.32 billion (£1.6 billion )

**Contacts**

British American Tobacco Press Office
David Betteridge/Ann Tradigo/Teresa La Thangue
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519


SEC MAIL
PROCESS
DEC 29 2003
WASH. D.C.